

February 24, 2015

Via E-Mail
Mr. Tim. G. Guttman
Chief Financial Officer
AmerisourceBergen Corporation
1300 Morris Drive
Chesterbrook, PA 19087-5594

> **Re: AmerisourceBergen Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2014**
> **Filed November 25, 2014**
> **Form 8-K filed on January 28, 2015**
> **File No. 001- 16671**

Dear Mr. Guttman:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23
Results of Operations, page 24
Year ended September 30, 2014 compared with Year ended September 30, 2013, page 24

1.   We note your discussion of the factors impacting revenue and gross profit on pages 24-25. Please confirm to us that you will provide a more robust discussion of the individual factors that significantly impact both your revenue and gross profit, including quantification of material changes and an analysis of the underlying reason(s) for each material change identified. In your response letter, please provide a draft of your proposed disclosure to be included in future filings based on a comparison of the years ended September 30, 2014 and 2013.

Gross Profit, page 25

2.   We note the significant increase in your allowances for returns and doubtful accounts from $358,161 as of September 30, 2013 to $998,383 as of September 30, 2014 (page 42), which appears to be largely driven by the increase in your estimated customer sales returns at September 30, 2014 (page 50). We further note on page two of your December 31, 2014 Form 10-Q that the total allowance for returns and doubtful accounts decreased from $998,383 at September 30, 2014 to $931,322 at December 31, 2014. Please advise us of the following with respect to these changes:

- Identify for us the reason(s) for the significant increase in your estimated customer sales returns at September 30, 2014 and subsequent decrease at December 31, 2014, including any changes in the methodology or assumptions involved, and confirm to us that you will clearly describe the reason(s) for any significant changes in your significant accounting policies and estimates in future filings.

- Confirm our understanding that the impact resulting from changes in the allowance for sales returns are reflected in your gross profit and, if so, quantify for us the impact of the annual 2014 and first quarter 2015 changes on your gross profit and confirm that you will include a discussion of any significant effects on your gross profit resulting from changes in the allowance for sales returns in future filings, to the extent applicable.

Financial Statements and Supplementary Data, page 40
Notes to Consolidated Financial Statements, page 47
Note 1. Summary of Significant Accounting Policies, page 47

Merchandise Inventories, page 50

3.   We note your disclosure here of items that affect the annual LIFO provision, and your statement that changes to any of those factors can have a material impact to the Company's annual LIFO provision. We further note management's discussion in the fourth quarter earnings conference call transcript of the actual factors that contributed to the year-over-year LIFO expense increase. Please confirm to us you will disclose the actual factors that contributed to significant changes in your LIFO expense in future filings.

Note 7. Stockholders' Equity and Earnings per Share, page 57

4.   We note your disclosure on page 59 that the Capped Calls are subject to a "cap" price and if the Company's share price exceeds the "cap" price in the Capped Calls at the time the Warrants are exercised, the number of shares that will be delivered to the Company under the Capped Calls will be reduced, and accordingly, will cover less than 60% of the shares of the Common Stock subject to Warrants. We further note on page nine of your December 31, 2014 Form 10-Q that the Company amended certain of the Capped Calls to increase their "cap" price to continue to address the potentially dilutive effects of the Warrants, and the Company paid a $100 million premium in January 2015 to increase the cap price on certain of the Capped Calls subject to the warrants that become exercisable in 2016. Please provide disclosure of the "cap" price for your Capped Calls in future filings.

Schedule II – Valuation and Qualifying Accounts, page 87

5.   We note on page 50 that your accrual for estimated customer sales returns increased from $275.8 million at September 30, 2013 to $932.6 million at September 30, 2014. Please tell us why you have not provided a presentation of the activity within the reserve for customer sales returns.

Form 8-K filed January 28, 2015

Exhibit 99.1

6.   We note that you present full non-GAAP income statements for the three months ended December 31, 2014 and 2013. We believe that the presentation of a full non-GAAP income statement attaches undue prominence to the non-GAAP information, results in the creation of many additional non-GAAP measures, and may give the impression that the non-GAAP income statement represents a comprehensive basis of accounting. Please confirm to us that you will revise your presentation to provide relevant information to investors without providing full non-GAAP income statements in future filings. For additional guidance, please refer to Compliance and Disclosures Interpretation 102.10 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or John Archfield at (202) 551- 3315 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining